

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 10, 2015

Laura J. Durr
Chief Financial Officer
Polycom, Inc.
6001 America Center Drive
San Jose, CA 95002

      Re: **Polycom, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed February 20, 2015
              File No. 0-27978

Dear Ms. Durr:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Terry French for

                            Larry Spirgel
                            Assistant Director
                            AD Office 11 – Telecommunications